

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Sanford A. Ibrahim
Chief Executive Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

     Re: Radian Group Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Form 10-Q for the Quarterly Period Ended September 30, 2010
              File No. 001-11356

Dear Mr. Ibrahim:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
II.   Risk in Force/Net Par Outstanding
A. Mortgage Insurance (Risk in Force/Net Par Outstanding), page 16

1. Please revise your tabular disclosure of primary mortgage insurance risk in force by policy origination year, top ten states and top 15 MSAs to also disclose the associated reserve for losses that you have recorded for each data point.

Sanford A. Ibrahim
Radian Group Inc.
December 16, 2010
Page 2

IV. Loss Management
A. Mortgage Insurance (Loss Management), page 40

2. You disclose on page 41 that your loss management specialists focus on a number of loss mitigation activities after a claim is received and/or paid. Please revise your disclosure to state whether you have sought or are planning to seek recoveries from the beneficiaries of your mortgage insurance policies, for previously paid claims. If so, please disclose in the notes to your financial statements how you are accounting for such recoveries, and tell us the applicable accounting literature upon which you relied.

Item 7. Management's Discussion and Analysis
Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 107

3. You disclose your net premiums earned in your mortgage insurance business were adversely affected in 2009 by $72.8 million as a result of a significant increase in estimated premium refunds associated with your expectation of increased rescissions. Please disclose whether there are situations that result in premium refund other than when a policy is rescinded, and disclose the rights that the policyholder or beneficiary has to a premium refund in those situations. For example, would there be a right to a premium refund on a loan that does not meet underwriting criteria, but nevertheless, is not in default or never defaults? Please disclose in the notes to your financial statements how you are accounting for such refunds, and tell us the applicable accounting literature upon which you relied.

Contractual Obligations and Commitments, page 139

4. Please revise your contractual obligations table to address the estimated payment obligations related to your derivative liabilities, including your insured credit derivatives.

Critical Accounting Policies
Reserve for Losses, page 150

5. You disclose that recently, you have experienced a significant increase in your insurance rescissions and claim denials for various reasons, including underwriting negligence, fraudulent applications and appraisals, breach of representations and warrants, and inadequate documentation. Please address the following related to your rescission and claim denial activities and related reserve estimates:

    • Tell us why it is appropriate under GAAP to reduce your loss reserves by estimating rescissions. Please reference the authoritative accounting guidance upon which you relied. In addition, revise your disclosure to describe the methods you used to determine your estimate of rescissions.
    • Disclose how, as an operational matter, the rescission works, including the contractual rights of the insured to appeal the rescission, the timing of the appeals

process, the process and timing of reinstating rescinded policies, and at what point you deem a rescission is resolved.

- Disclose, if true, it is your legal right to unilaterally rescind coverage on your mortgage insurance policies as if such coverage never existed, and disclose the conditions that must be met in order for this right to be exercised.

- Disclose whether your reserve estimate includes an assumption for reinstatement of previously rescinded policies, and if not, your basis for not including such an assumption. If included, please quantify the amount for the periods presented.

- You disclose in Note 8 within your Form 10-Q for the quarterly period ended September 30, 2010 that you are currently in discussions with customers regarding a number of rescissions or denials that are collectively material in amount which, if not resolved, could result in arbitration or judicial proceedings. Please disclose the potential impact of these disagreements and any current and pending litigation regarding rescissions and claim denials on your liquidity and results of operations, and disclose how such disagreements and litigation affects your estimation process.

Notes to Consolidated Financial Statements
7. Investments, page 217

6. Please revise your note disclosure to state the name of each person in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders' equity. Separately disclose the name and aggregate amount invested as recorded in your Consolidated Balance Sheets. Refer to note (6) of Rule 7-03(a)(1) of Regulation S-X.

10. Losses and LAE, page 227

7. Please revise your disclosure in footnote two to your Mortgage Insurance table on page 227, to separately quantify the change in the current year and prior years losses and LAE incurred related to rescissions and claim denials and terminations. Please also address this comment in your Form 10-Q for the quarterly period ended September 30, 2010 and revise your tabular disclosure included in Note 8 to separately quantify your losses and LAE incurred and your paid claims in current and prior years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant